Akuna Securities LLC

Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 2,264,532
Securities owned and pledged, at fair value	1,540,310,313
Receivable from clearing broker-dealers	67,640,097
Memberships in exchange owned, at cost (fair value $494,200)	592,000
Other assets	15,573
Total assets	$ 1,610,822,515
Liabilities and Member's Equity	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 1,561,473,760
Payable to affiliates	2,011,760
Accounts payable and accrued expenses	378,265
	1,563,863,785
Member's equity	46,958,730
Total liabilities and member's equity	$ 1,610,822,515

See Notes to Financial Statements.